UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 24)*

Safehold Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78645L 100
(CUSIP Number)

Geoffrey M. Dugan

iStar Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 930-9400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 78649D104

1	NAME OF REPORTING PERSON iStar Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,489,060
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40.489,060
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,489,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.1%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 24 on Schedule 13D (the "Schedule 13D") relating to shares of common stock, $0.01 par value per share (the "Shares"), of Safehold Inc., a Maryland corporation (the "Issuer"), is being filed by iStar Inc., a Maryland corporation ("iStar"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on June 27, 2017 (as amended, the "Statement").

Item 3.	Source and Amount of Funds or Other Consideration.

iStar received 209,983 Shares in payment of quarterly management fee for the quarter ended September 30, 2022 under its management agreement with the Issuer.

Item 4.	Purpose of Transaction

iStar acquired the additional Shares reported in Item 5(c) of this Statement as payment of its quarterly management fee.

On November 21, 2022, the Board of Directors of iStar approved a one-time special dividend to the stockholders of iStar of Shares owned by iStar having an aggregate value of approximately $190 million, but subject to a maximum aggregate distribution amount of 7.6 million Shares and a minimum distribution amount of 5.5 million Shares. Following the payment of the special dividend, iStar will continue to own between 32.9 million and 35 million Shares.

Item 5.	Interest in Securities of the Issuer.

(a)	As of November 21, 2022, iStar beneficially owns 40,489,060 Shares directly, or approximately 65.1% of the outstanding Shares. Annex A sets forth the number of Shares and the aggregate percentage of the outstanding Shares beneficially owned by each of iStar's executive officers and directors.

(c)	During the 60 days prior to the filing of this Amendment No. 24 to the initial Statement, iStar received 209,983 Shares as payment of quarterly management fees pursuant to the Management Agreement between the Issuer and SFTY Manager LLC, a wholly-owned subsidiary of iStar.

Annex A

INFORMATION REGARDING THE DIRECTORS AND
EXECUTIVE OFFICERS OF iStar, INC.

I.	Set forth below is the name and present principal occupation or employment of each director and executive officer of iStar. Unless otherwise indicated, all persons identified below are United States citizens. Directors of iStar are identified by an asterisk.

Name	Principal Occupation/Employment

*Jay Sugarman	Chairman and Chief Executive Officer
*Clifford de Souza	Private investor
*Robin Josephs	Private investor
*Barry Ridings	Senior advisor, Lazard Freres & Co.
*Richard Lieb	Senior advisor, Greenhill & Co., LLC
*David Eisenberg	Managing director, Zigg Capital
Marcos Alvarado	President and Chief Investment Officer
Brett Asnas	Chief Financial Officer

II.	Set forth below are the number of Shares, and the percentage of the outstanding Shares, beneficially owned by each of the directors and executive officers of iStar Inc. Directors of iStar are identified by an asterisk.

Name	No. of Shares		% of Outstanding Shares
*Jay Sugarman	110,882	(1)	0.21%
*Clifford de Souza	2,500		**
*Robin Josephs	50,750	(2)	**
*Barry Ridings	6,500	(3)	**
*Richard Lieb	0		-
*David Eisenberg	0		-
Marcos Alvarado	25,891		**
Brett Asnas			-

(1)	This consists of 37,864 Shares owned by Mr. Sugarman and 73,018 Shares owned indirectly through trusts.
(2)	This consists of (a) 15,750 Shares owned by Ms. Josephs, (b) 25,000 Shares owned indirectly through a family trust and (c) 10,000 restricted stock units representing the right to receive 10,000 Shares in equal annual installments of 2,000 Shares each when the units settle on each July 1 of 2027 through 2031. These restricted stock units are fully vested.
(3)	This consists of (a) 2,500 Shares owned by Mr. Ridings and (b) 4,000 Shares owned indirectly through family trusts.
**	Under 0.1%.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 2022

iSTAR INC.

/s/ Geoffrey M. Dugan
Geoffrey M. Dugan General Counsel, Corporate and Secretary